Lisa M. Buchanan Executive Vice President and General Counsel

October 13, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:

Karl Hiller, Branch Chief

RE:

Cal Dive International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 23, 2009

File No. 001-33206

Dear Mr. Hiller:

On behalf of Cal Dive International, Inc. (“we,” “us” or “our”), we are submitting this letter in response to the comment received from the staff of the United States Securities and Exchange Commission (the “Staff”) by facsimile transmission dated September 28, 2009, with respect to the above-referenced Form 10-K.  We have reproduced below the full text of the Staff’s comment in italics, which is followed by our response. Additionally, we have also divided the Staff’s comment into discrete segments in an effort to facilitate your review and assure completeness and clarity of our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 10 – Commitments and Contingencies, page 59

1.

We note your disclosure indicating that you are disputing the $23 million tax assessment that you received from the Mexican tax authority related to fiscal year 2001; and we understand that you may have taken a similar tax position during subsequent years. Tell us the extent of any loss that you have accrued for this matter in your financial statements, the periods in which those amounts were recognized, and your estimate of the range of reasonably possible additional loss, following the guidance in FIN 14 and paragraphs 8 to 10 of SFAS 5. Please quantify your exposure separately for all subsequent years that remain subject to audit by the tax authority, assuming they prevail in their position on your 2001 tax. Please explain why you have not disclosed this information.

2500 CityWest Boulevard, Suite 2200 • Houston, TX 77042 • Phone (713) 586-7310 • Fax (713) 586-7338

United States Securities and Exchange Commission

October 13, 2009

Response:

Background

On December 11, 2007, we completed the acquisition of Horizon Offshore, Inc. (“Horizon”), which became our wholly-owned subsidiary. During the fourth quarter of 2006, prior to the completion of this acquisition, Horizon received a notice of tax assessment for fiscal year 2001 from the Servicio de Administracion Tributaria (the “SAT”), the Mexican taxing authority, for approximately $23 million, including penalties, interest and monetary correction (the “2001 Assessment”). The 2001 Assessment claims unpaid taxes related to services performed by Horizon’s subsidiaries.  On February 14, 2008, we received notice from the SAT that it had upheld the 2001 Assessment, and on April 21, 2008, we filed a petition in the Mexico tax court seeking judicial overturn of the SAT’s determination.

Your comment is framed, and asks us to respond, within the context of SFAS 5, Accounting for Contingencies (FAS 5) and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, an interpretation of FASB Statement No. 5 (FIN 14), which relates to FAS 5.  However, the 2001 Assessment from the Mexican tax authority relates to income taxes, and on January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, (FIN 48).  FAS 5 was amended by FIN 48, paragraph C2(a) effective for fiscal years beginning after December 15, 2006.  FAS 5, paragraph 21a, as amended, states, “Because FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, provides guidance on accounting for uncertainty in income taxes, this Statement no longer applies to income taxes”.  Accordingly, in our financial statements, we have followed the guidance set forth in FIN 48, and the following responses to your comment are also prepared within the framework of FIN 48.

2001 Assessment

Question 1(A):

“Tell us the extent of any loss that you have accrued for this matter in your financial statements, the periods in which those amounts were recognized, and your estimate of the range of reasonably possible additional loss, following the guidance in FIN 14 and paragraphs 8 to 10 of SFAS 5.”

Response:

After consulting with our Mexican counsel, we believe that under the Mexican and United States double taxation treaty, the services performed by Horizon’s subsidiaries to which the 2001 Assessment relates are not taxable and the 2001 Assessment is invalid. Our Mexican counsel has further advised that it is of the opinion that the Mexican tax courts will likely render a judgment absolving us of any liability associated with the 2001 Assessment. Based on the foregoing, our position has consistently been that the facts, circumstances and legal analysis with

United States Securities and Exchange Commission

October 13, 2009

respect to the 2001 Assessment does not support a position that it is “more likely than not” a liability had been incurred as of the date of our financial statements as set forth in Paragraph 6 of FIN 48. Therefore, we have neither accrued a liability for, nor reserved against, the 2001 Assessment.

FIN 48, unlike FAS 5, does not require the estimate of tax contingencies within a possible range of loss; rather, the guidance requires measurement be based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Given our conclusion stated above, for FIN 48 purposes we measure that exposure as zero.  However, the following is provided to respond to your question of what we estimate the range of reasonable possible additional loss to be.  Notwithstanding that at the time of the filing of our 2008 Form 10-K we believed the services forming the basis of the 2001 Assessment were not taxable, and that the 2001 Assessment was itself invalid, the ultimate outcome of this litigation and our potential liability from this assessment, if any, could not be determined.  The range of possible loss associated with the 2001 Assessment was between $0.0 (assuming a favorable ruling by the Mexican tax court based on our interpretation of applicable law) and $23.0 million (assuming an unfavorable ruling by the Mexican tax court for the full amount of the 2001 Assessment).  Our current position and the range of possible loss has not changed since the filing of our 2008 Form 10-K.

Years Subsequent to the 2001 Assessment

Question 1(B):

“Please quantify your exposure separately for all subsequent years that remain subject to audit by the tax authority, assuming they prevail in their position on your 2001 tax.”

Response:

As disclosed in our 2008 Form 10-K, Horizon’s 2002, 2003 and 2004 taxable years are currently under audit by the SAT, with all taxable years from 2002 through 2007 remaining open to examination. We have taken a similar tax position with respect to Horizon’s open taxable years subsequent to the 2001 Assessment, and fully expected the SAT to review these open tax years and to assert a claim of unpaid taxes related to services performed.  However, notwithstanding our belief that our position is valid and that we should prevail with respect to these taxable periods if a comparable assessment was made by the SAT, in early 2008 our management determined it was in our best interest to seek a negotiated resolution of this issue in an attempt to minimize the costs and time necessary to contest such matters with the SAT. Accordingly, management embarked on a proactive effort to develop a plan to settle the taxable years subsequent to 2001 with the SAT, none of which had yet entered the formal process of the Mexican tax court.

United States Securities and Exchange Commission

October 13, 2009

With the assistance of our Mexican counsel, in 2008 we approached the SAT with a non-binding offer of settlement using an approach and strategy that we believed was a reasonable and fair compromise.  We subsequently received a written statement by the SAT that it viewed favorably our methodology and overall approach as an acceptable solution. This written acknowledgement represented a material change from our prior communications with the SAT on this issue, because the SAT had previously adopted an “all or nothing” approach.  The SAT’s communication of its favorable disposition towards our proposal during the fourth quarter of 2008 also constituted “new information” that allowed us to use this proposed methodology to estimate our potential liability for tax years 2002 through 2007 in accordance with FIN 48.  Accordingly, based on the methodology submitted to the SAT, we established an accrual of $5.0 million for such years in the fourth quarter of 2008.

As the estimated tax liability of $5.0 million was a result of Horizon operations prior to our acquisition of Horizon in 2007, we recorded the estimated tax liability and increased goodwill by the same amount as part of the purchase business combination. EITF Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination” specifically requires liabilities for uncertainties about tax returns of the acquired company for periods prior to the acquisition date to increase goodwill attributable to that acquisition.

During 2009, we successfully completed our negotiations with the SAT with respect to Horizon’s 2002 through 2004 taxable years, and paid an aggregate of approximately $2.1 million in settlement of these periods. This settlement for these tax years was consistent with our estimated uncertain tax benefit liability included in the $5 million described above. We have, however, been advised by our Mexican counsel that for procedural reasons particular to the Mexican tax court, we are unable to pursue settlement negotiations with respect to the 2001 Assessment similar to those completed in connection with Horizon’s 2002 to 2004 taxable years because the 2001 Assessment, which entered the Mexican tax court in the second quarter of 2008, is now subject to the formal process of the tax court.

Horizon’s 2002 and 2003 taxable years are now closed with the SAT as was disclosed in our second quarter 2009 Form 10-Q.  We expect to close the 2004 taxable year with the SAT during the fourth quarter of 2009. Following the successful settlement of Horizon’s 2004 taxable year, we intend to pursue a similar strategy to proactively settle the 2005 through 2007 taxable years. Given our success in settlement with respect to the prior periods, we are comfortable that the remaining unused portion of our estimated uncertain tax benefit liability we recorded is sufficient to provide for the settlements we expect to reach with the SAT for the tax years 2005 through 2007.  Our 2008 taxable year is also currently subject to audit with the SAT, and while we intend to pursue a similar settlement strategy for this taxable period, given that we did not utilize any of our assets in Mexico during 2008, we believe our exposure for this year is negligible, if not zero. We have been in communication with the SAT in this regard on a verbal basis, and have received at least preliminary oral confirmation of our position with respect to the 2008 taxable year.

United States Securities and Exchange Commission

October 13, 2009

Question 1(C):

“Please explain why you have not disclosed this information.”

Response:

As stated previously, we disclosed in our 2008 Form 10-K all information regarding this tax contingency for tax years 2001 through 2008, following the guidance of FIN 48.  Specifically, we disclosed in Note 8 – Income Taxes: (i) our accrual of the $5.0 million tax liability as uncertain tax benefits, interest and penalty as of December 31, 2008, as part of the $5.4 million accrued globally for all international tax jurisdictions; (ii) a tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of the period; (iii) the total amounts of interest and penalties recognized in our consolidated and combined statement of operations and the total amounts of interest and penalties recognized on our consolidated balance sheet; (v) a statement that we do not expect a significant change to the unrecognized tax benefits during the following 12 months; and (vi) a description of the tax years that remain subject to examination by the SAT.  Finally, although not required by FIN 48, for transparency we also disclosed the assessed tax amount and the nature of the contingency associated with the 2001 Assessment in both Note 8 – Income Taxes and Note 10 – Commitments and Contingencies.  We also disclosed our belief that the services forming the basis of the 2001 Assessment were not taxable, and that the 2001 Assessment was itself invalid. We appropriately qualified this statement by advising investors that the “ultimate outcome of this litigation and our potential liability from this assessment, if any, cannot be determined at this time.”

* * * * *

We represent to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in the filing.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call the undersigned at 713-586-7310.

Very truly yours,

/s/ Lisa M. Buchanan

Lisa M. Buchanan Executive Vice President and General Counsel